

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 15, 2016

James R. Belardi
Chairman and Chief Executive Officer
Athene Holding Ltd.
96 Pitts Bay Road
Pembroke, HM08, Bermuda

Re: Athene Holding Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 1, 2016
File No. 333-211243

Dear Mr. Belardi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2016 letter.

Compensation of Executive Officers and Directors, page 211

2015 Compensation Decisions, page 216

1. We note your response to our prior comments 11 and 12, however we continue to believe that you should disclose performance targets for completed fiscal years that are based on metrics derived from your financial statements, such as operating income and operating return on equity. Please revise your disclosure to quantify these performance targets, including threshold, target, maximum and actual figures as applicable. For qualitative performance measures, such as "continuing to build a cohesive management team," please disclose the actual percentage paid out. Please also disclose how the company determined the amount to be paid out in common shares versus cash.

<u>Tax Considerations, page 274</u>

2. We note that the discussion in this section is the opinion of counsel. Please revise this
    section to clearly identify and articulate counsel's opinion on each material federal tax
    consequence. Please remove language qualifying the opinion of counsel, such as
    "generally," or "should," or "may." To the extent counsel cannot opine on a material tax
    consequence, please revise to state this fact clearly, provide the reason for the inability to
    opine, and discuss the possible alternatives and risks to investors. Refer to Staff Legal
    Bulletin No. 19. Please similarly revise your discussion of the material tax consequences of
    the transaction in your summary and risk factors.

<u>Exhibits</u>

3. We note your response to our prior comment 18. Please provide analysis specific to each
    agreement as to why it is not required to be filed pursuant to Item 601(b)(10) of Regulation
    S-K.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any other
questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Samir Gandhi
        Sidley Austin LLP